Exhibit 23.2
Consent of Registered Independent Public Accounting Firm
Board of Directors
BroadVision, Inc.
We consent to the use of our report of Independent Registered Public Accounting Firm dated May 26, 2006, on the consolidated balance sheet as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for the period ended December 31, 2005 incorporated by reference in the registration statement on Form S-1, Amendment No. 3, to be filed on October 19, 2006 registering 177,890,071 shares held by selling stockholders. We also consent to the reference to us as experts in matters of accounting and auditing in the registration statements and prospectus.

/s/ Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Irvine, California
October 19, 2006